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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FBL FINANCIAL GROUP, INC.
(Name of Subject Company (issuer) and Filing Person (Offeror))

Class A Common Stock, without par value
(Title of Class of Securities)

30239F106
(CUSIP Number of Class of Securities)

FBL Financial Group, Inc.
Attention: David A. McNeill
Vice President, General Counsel and Secretary
5400 University Avenue
West Des Moines, Iowa 50266
(515) 225-5400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Todd E. Freed, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$140,000,000	$16,044

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for up to $140,000,000 of shares of Class A Common Stock, without par value, of FBL Financial Group, Inc.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by FBL Financial Group, Inc., an Iowa corporation ("FBL" or the "Company"), to purchase for cash up to $140,000,000 of its Class A Common Stock, without par value (the "Shares"), pursuant to (1) auction tenders at prices specified by the tendering shareholders of not greater than $35.00 nor less than $33.00 per Share or (2) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated February 28, 2012 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Tender Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is FBL Financial Group, Inc. The address and telephone number of the issuer's principal executive offices are: 5400 University Avenue, West Des Moines, Iowa 50266, (515) 225-5400.

        (b)   The subject securities are shares of FBL's Class A Common Stock, without par value. As of February 24, 2012, there were 29,522,246 Shares issued and outstanding.

        (c)   Information regarding the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends."

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person to which this Schedule TO relates is FBL Financial Group, Inc. The address and telephone number of FBL is set forth under Item 2(a) above. The names of the directors and executive officers of FBL are as set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of FBL is c/o FBL Financial Group, Inc., 5400 University Avenue, West Des Moines, Iowa 50266, (515) 225-5400.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Offer," "Section 9—Source and Amount of Funds," "Section 10—Certain Information Concerning the Company," "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 14—Certain U.S. Federal Income Tax Consequences," and "Section 15—Extension of the Offer; Termination; Amendment." There will be no material differences in the rights of security holders of the Company as a result of this transaction.

        (b)   Information regarding purchases from an officer, director or affiliate of FBL are incorporated herein by reference from the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        Information regarding agreements involving FBL's securities is incorporated herein by reference from the Offer to Purchase under the headings "Section 8—Price Range of Shares; Dividends" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Offer; Certain Effects of the Offer."

        (b)   Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer."

        (c)   Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings: "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 8—Price Range of Shares; Dividends;" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading "Section 9—Source and Amount of Funds."

        (b)   Financing will not be required in connection with the Tender Offer.

        (d)   None of the consideration for the Tender Offer will be borrowed. FBL will use cash on hand to fund the Tender Offer.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)-(b)  Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and FBL is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

        (a)(1)  The information under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

        (a)(2)  The information under the heading "Section 13—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information under the heading "Section 13—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

        (a)(5)  None. The information under the heading "Section 13—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

        (c)   The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 28, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.
(a)(1)(F)	Letter to FBL 401(k) Participants, dated February 28, 2012.
(a)(1)(G)	Summary Advertisement, dated February 28, 2012.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)
News release ("FBL Financial Group, Inc. Announces Modified Dutch Auction Tender Offer and Share Repurchase for up to $175 million of Shares of FBL Class A Common Stock"), issued February 27, 2012 (incorporated by reference from the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2012).
(b)	None.
(d)(1)
Repurchase Agreement, entered into as of February 26, 2012, by and between FBL Financial Group, Inc. and Iowa Farm Bureau Federation (incorporated by reference from the Company's Current Report on Form 8-K, filed with the SEC on February 27, 2012).
(d)(2)
Restated Stockholders' Agreement Regarding Management and Transfer of Shares of Class B Common Stock of FBL Financial Group, Inc. dated as of March 31, 2004 (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(3)
Form of Stock Option Agreement, pursuant to the FBL Financial Group, Inc. 2006 Class A Common Stock Compensation Plan (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(4)
Membership Agreement between American Farm Bureau Federation and the Iowa Farm Bureau Federation dated February 13, 1987 (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(5)
Form of Restricted Stock Agreement, dated as of February 19, 2008 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

Exhibit No.	Description
(d)(6)	Form of Restricted Stock Agreement, dated as of February 17, 2009 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, Charles T. Happel, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on May 11, 2009).
(d)(7)
Employment Contract dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company's Annual Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(8)
Restricted Stock Agreement dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(9)
Form of Restricted Stock Agreement, dated as of February 16, 2010 between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Bruce A. Trost (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(10)
Form of Restricted Stock Agreement, dated February 17, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(11)
Bonus Restricted Stock Agreement dated March 5, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(12)
Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Russell J. Wiltgen (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(13)
Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(14)
Bonus Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(15)
Stock Purchase Agreement dated as of October 6, 2011 by and among FBL Financial Group, Inc., GPFT Holdco, LLC, Acorn Holdco, LLC and Guggenheim Life and Annuity Company (incorporated by reference from the Company's Current Report on Form 10-K, filed with the SEC on February 17, 2012).
(d)(16)
Revised Incentive Compensation and Bonus Agreement, dated December 30, 2011, between FBL Financial Group, Inc. and James E. Hohmann (incorporated by reference from the Company's Current Report on Form 8-K, filed with the SEC on January 6, 2012).
(d)(17)	Form of Restricted Stock Unit Agreement dated as of February 1, 2012 (incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on February 8, 2012).
(d)(18)	Form of Restricted Stock Unit Replacement Agreement dated as of February 1, 2012 (incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on February 8, 2012).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBL FINANCIAL GROUP, INC.
By:	/s/ James P. Brannen
Name:	James P. Brannen
Title:	Chief Financial Officer

Date: February 28, 2012

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 28, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.
(a)(1)(F)	Letter to FBL 401(k) Participants, dated February 28, 2012.
(a)(1)(G)	Summary Advertisement, dated February 28, 2012.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)
News release ("FBL Financial Group, Inc. Announces Modified Dutch Auction Tender Offer and Share Repurchase for up to $175 million of Shares of FBL Class A Common Stock"), issued February 27, 2012 (incorporated by reference from the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2012).
(b)	None.
(d)(1)
Repurchase Agreement, entered into as of February 26, 2012, by and between FBL Financial Group, Inc. and Iowa Farm Bureau Federation (incorporated by reference from the Company's Current Report on Form 8-K, filed with the SEC on February 27, 2012).
(d)(2)
Restated Stockholders' Agreement Regarding Management and Transfer of Shares of Class B Common Stock of FBL Financial Group, Inc. dated as of March 31, 2004 (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(3)
Form of Stock Option Agreement, pursuant to the FBL Financial Group, Inc. 2006 Class A Common Stock Compensation Plan (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(4)
Membership Agreement between American Farm Bureau Federation and the Iowa Farm Bureau Federation dated February 13, 1987 (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(5)
Form of Restricted Stock Agreement, dated as of February 19, 2008 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on February 18, 2011).
(d)(6)
Form of Restricted Stock Agreement, dated as of February 17, 2009 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, Charles T. Happel, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company's Annual Report on Form 10-K, filed with the SEC on May 11, 2009).
(d)(7)
Employment Contract dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company's Annual Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(8)
Restricted Stock Agreement dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

Exhibit No.	Description
(d)(9)	Form of Restricted Stock Agreement, dated as of February 16, 2010 between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Bruce A. Trost (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(10)
Form of Restricted Stock Agreement, dated February 17, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(11)
Bonus Restricted Stock Agreement dated March 5, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).
(d)(12)
Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Russell J. Wiltgen (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(13)
Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(14)
Bonus Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(d)(15)
Stock Purchase Agreement dated as of October 6, 2011 by and among FBL Financial Group, Inc., GPFT Holdco, LLC, Acorn Holdco, LLC and Guggenheim Life and Annuity Company (incorporated by reference from the Company's Current Report on Form 10-K, filed with the SEC on February 17, 2012).
(d)(16)
Revised Incentive Compensation and Bonus Agreement, dated December 30, 2011, between FBL Financial Group, Inc. and James E. Hohmann (incorporated by reference from the Company's Current Report on Form 8-K, filed with the SEC on January 6, 2012).
(d)(17)	Form of Restricted Stock Unit Agreement dated as of February 1, 2012 (incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on February 8, 2012).
(d)(18)	Form of Restricted Stock Unit Replacement Agreement dated as of February 1, 2012 (incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on February 8, 2012).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX